EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Six months ended June 30,	Fiscal year ended December 31,
	2008	2007	2006	2005	2004	2003
Earnings:
Income (loss) from continuing operations before income taxes	$ 9,677	$ 13,071	$ 37,164	$ 28,386	$ 9,058	$ 6,460
Add: Fixed charges	4,375	10,104	12,925	14,882	16,339	13,239
Total earnings	$ 14,052	$ 23,175	$ 50,089	$ 43,268	$ 25,397	$ 19,699

Fixed charges:
Interest expense	$ 2,385	$ 5,368	$ 6,834	$ 8,465	$ 9,293	$ 6,570
Estimate of interest within rental expense[1]	1,990	4,736	6,091	6,417	7,046	6,669
Total fixed charges	$ 4,375	$ 10,104	$ 12,925	$ 14,882	$ 16,339	$ 13,239

Ratio of Earnings to Fixed Charges	3.21	2.29	3.88	2.91	1.55	1.49

1Amounts represent those portions of rental expense which is deemed representative of the interest factor.